

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2011

Via Facsimile
Mr. Jason Weber
Chief Executive Officer
Kiska Metals Corporation
575-510 Burrard St.
Vancouver, BC, V6C 3A8
Canada

> **Re:** **Kiska Metals Corporation**
> **Transition Report on Form 20-F for the Transition Period from February 1, 2009 to December 31, 2009, Filed April 26, 2010**
> **Transition Report on Form 20-F/A for the Transition Period from February 1, 2009 to December 31, 2009, Filed November 26, 2010**
> **Response Letter Dated February 3, 2011**
> **Form 20-F/A for Fiscal Year Ended December 31, 2010**
> **Filed May 27, 2011**
> **Response Letter Dated June 10, 2011**
> **File No. 000-31100**

Dear Mr. Weber:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Transition Report on Form 20-F for the Transition Period from February 1, 2009 to December 31, 2009, Filed April 26, 2010

Report of Independent Registered Chartered Accountants, page 91

1.   We note the audit report you provided from McGovern, Hurley, Cunningham, LLP in response to our prior comment number three from our letter dated April 26, 2011 does not state that the audit was also performed in accordance with the standards of the Public Company Accounting Oversight Board (United States). Please direct this auditor to modify their audit report accordingly.

2.   The final paragraph of the audit report you provided from Hay & Watson in response to our prior comment number three from our letter dated April 26, 2011 identifies the reports of other auditors "dated April 17, 2009 and April 23, 2008." These dates do not correspond to the dates of the other audit reports included in your response. Please obtain an updated report from Hay & Watson that accurately references the dates of the other audit reports.

Note 1 – Organization and Operations – Operations and Basis of Consolidation, page 98

3.   We note your response to prior comment four from our letter dated April 26, 2011. With respect to the registration of securities of successor issuers, Exchange Act Release No. 9072 (available February 10, 1971) provides that "in lieu of filing a registration statement under Section 12(g), the successor issuer is required to file a report pursuant to Section 13 on Form 8-K with respect to the transaction." You hypothesize that the filing requirement of Rule 12g-3(f) is not applicable to you as a foreign private issuer merely because you do not file on Form 8-K. Please be advised that foreign private issuers, who do not file on Form 8-K, have been permitted to provide such notification on Form 6-K. See, e.g., staff no-action letters to Royal Dutch Shell PLC (May 17, 2005) and Grand Metropolitan Public Limited Company (April 14, 1998). Please file a Form 6-K under the EDGAR form type 8-K12g3 with respect to Kiska's/Geoinformatics' succession to Rimfire's Section 12 registration.

Form 20-F/A for Fiscal Year Ended December 31, 2010, Filed May 27, 2011

General

4.   We note neither your Form 20-F filed on May 23, 2011 nor the amendments filed on May 27, 2011 included all items and exhibits within one filing and were not accompanied by a certification pursuant to General Instruction B.(e) to Form 20-F. Please file an amended Form 20-F for the fiscal year ended December 31, 2010 that includes all applicable items and exhibits, including certifications, within one filing. Please do not incorporate any items or exhibits from the filings on May 23, 2011 or May 27, 2011 as these filings were

not accompanied by certifications pursuant to Rules 13a-14(a) and 13a-14(b) of the Securities Exchange Act of 1934 (i.e., Sarbanes Oxley Act Section 302 and Section 906 certifications). Please include an explanatory note in your amendment addressing the reason for the amendment, and ensure the amendment and certifications are currently dated.

Report of Independent Registered Chartered Accountant, page 14

5.   We note your auditor's report references the report of another auditor for the consolidated statements of operations and comprehensive loss, shareholders equity and cash flows for the year ended December 31, 2008. Please obtain and file an audit report that opines on this period.

Closing Comments

You may contact James Giugliano at (202) 551-3319, or Jennifer O'Brien at (202) 551-3721, if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Ethan Horowitz for

Brad Skinner
Senior Assistant Chief Accountant